Exhibit 99.1

REPORT UNDER

NATIONAL INSTRUMENT 51-102

REPORT OF VOTING RESULTS

To: Canadian Securities Administrators

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted on at the Annual Meeting of Shareholders of Bank of Montreal (the “Bank”) held on March 20, 2012 and as such votes were conducted by ballot, the number and percentage of votes cast for, against/withheld or abstentions from each vote. Each of the matters set out below is described in greater detail in the Notice of Annual Meeting of Shareholders and Management Proxy Circular which was mailed to shareholders prior to the Annual Meeting and is available at www.bmo.com/investorrelations.

The Board of Directors and management of the Bank recommended that shareholders vote FOR the election as director of each of the 14 nominees listed in the Management Proxy Circular, FOR the appointment of KPMG LLP as Auditors of the Bank, FOR the advisory resolution on the Bank’s approach to executive compensation, FOR the amendments to the Bank’s Qualified Employee Share Purchase Plan and AGAINST Shareholder Proposal No. 1, Shareholder Proposal No. 2 and Shareholder Proposal No. 3.

1. Election of Directors

A ballot was conducted to vote on the resolution to appoint the following 14 nominees as Directors of the Bank to serve until the next Annual Meeting of Shareholders of the Bank or until their resignation or their successors are elected or appointed and the outcome was as follows:

Nominee	Votes For		Votes Withheld

Robert M. Astley	215,175,726	97.26%	6,068,589	2.74%

Sophie Brochu	214,398,536	96.91%	6,845,779	3.09%

George A. Cope	208,792,528	94.37%	12,451,686	5.63%

William A. Downe	219,701,625	99.30%	1,541,459	0.70%

Christine A. Edwards	215,317,978	97.32%	5,926,190	2.68%

Ronald H. Farmer	214,891,130	97.13%	6,353,186	2.87%

Harold N. Kvisle	215,168,907	97.25%	6,075,371	2.75%

Eric La Flèche	219,952,312	99.42%	1,287,713	0.58%

Bruce H. Mitchell	219,964,043	99.42%	1,280,267	0.58%

Philip S. Orsino	219,604,467	99.26%	1,639,848	0.74%

Martha C. Piper	219,858,739	99.37%	1,385,516	0.63%

J. Robert S. Prichard	218,827,141	98.91%	2,417,175	1.09%

Guylaine Saucier	214,060,553	96.75%	7,183,674	3.25%

Don M. Wilson III	214,993,859	97.17%	6,250,455	2.83%

2. Appointment of Shareholders’ Auditors

A ballot was conducted to vote on the resolution to appoint the firm of KPMG LLP as the auditors of the Bank for the 2012 fiscal year and the outcome was as follows:

Votes For		Votes Withheld
230,847,018	97.10%	6,904,755	2.90%

3. Advisory Resolution on Executive Compensation

A ballot was conducted to vote on the advisory resolution on the Bank’s approach to executive compensation as outlined in the Management Proxy Circular and the outcome was as follows:

Votes For		Votes Against
201,110,824	90.91%	20,099,709	9.09%

4. Amendments to the Bank of Montreal Qualified Employee Share Purchase Plan

A ballot was conducted to vote on the resolution to amend the Bank of Montreal Qualified Employee Share Purchase Plan as outlined in the Management Proxy Circular and the outcome was as follows:

Votes For		Votes Against
216,974,112	98.07%	4,265,143	1.93%

5. Shareholder Proposal No. 1

A ballot was conducted to vote on a shareholder proposal regarding “stock options and actual performance of officers” as follows:

Votes For		Votes Against		Abstentions
11,208,631	5.07%	207,893,693	93.97%	2,129,958	0.96%

6. Shareholder Proposal No. 2

A ballot was conducted to vote on a shareholder proposal regarding “performance-based pay” and the outcome was as follows:

Votes For		Votes Against		Abstentions
7,988,378	3.61%	211,144,880	95.43%	2,117,813	0.96%

7. Shareholder Proposal No. 3

A ballot was conducted to vote on a shareholder proposal regarding “independence of compensation advisors” and the outcome was as follows:

Votes For		Votes Against		Abstentions
45,271,824	20.46%	173,837,659	78.57%	2,129,890	0.96%

Dated this 20th day of March, 2012.

Bank of Montreal

By:	/s/ Barbara M. Muir
Barbara M. Muir
Senior Vice-President, Deputy General
Counsel, Corporate Affairs and Corporate Secretary